Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, NJ 08540

January 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-3 Filed January 15, 2021 File No. 333-252153

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Soligenix, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-252153) filed with the U.S. Securities and Exchange Commission on January 15, 2021, be declared effective on January 29, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

cc:	Driscoll R. Ugarte, P.A.
Duane Morris LLP